EXHIBIT 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG, NASDAQ: GLGL

GLG Life Tech Corporation Announces Successful Harvest of Proprietary Seed; Expected to Result in an Estimated 40,000 Metric Tons of Stevia Leaf in 2010

VANCOUVER, BRITISH COLUMBIA, Dec 10, 2009—GLG Life Tech Corporation (TSX:GLG)(NASDAQ:GLGL) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of high quality stevia extracts, is pleased to announce that its stevia seed propagation program has achieved a significant success that is expected to result in considerable savings for the Company into the future. The GLG Huinong One proprietary strain has shown commercial viability in the field as a direct seed plant and is expected to enable the Company, in 2010, to generate up to an estimated 40,000 metric tons (“MT”) of GLG proprietary stevia leaf grown directly from seeds without the use of greenhouses and seedlings as an intermediary step.

GLG’s stevia research and development team, led by Chief Agricultural Scientist Qibin Wang, is pleased with this milestone development which enables the Company to eliminate spending long months growing seedlings in greenhouses which must then be uprooted, transported, and replanted into the field. The elimination of the greenhouse step is expected to also save time and labor for the farmers with whom GLG partners.

The GLG Huinong One proprietary strain contains significantly higher Rebaudioside A content, generates higher yields, and is also more disease resistant than the China common market leaf. The Company has been increasingly introducing its proprietary stevia strains into the Company’s exclusive growing areas. In 2009, the Company estimates that 50% of its harvest contained GLG proprietary leaf. In 2010, the Company expects to have the ability to harvest 100% of its own proprietary leaf, which would meet capacity at each of its processing centers. This achievement is expected to lead to greater processing efficiencies due to greater leaf yields.

Chairman and CEO Dr. Luke Zhang states, “We believe the quality of our proprietary stevia leaf strain is unmatched. It is because of our agricultural team’s hard work over the last 10 years that we have been able to maintain leading technologies in both agriculture and industrial processing. This enables us to continually improve the quality of our products and efficiency of our operations in order to maintain our competitive edge and leading position in the marketplace.”

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia, an all natural, zero-calorie sweetener used in food and beverages. The Company’s operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product.

For further information, please visit www.glglifetech.com.

Forward-looking statements: This press release contains certain information that may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws, including statements regarding the anticipated use of proceeds. These statements are based upon assumptions that the proceeds of the Offering can successfully be used as described above and there can be no assurance that this will be the case. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed under the heading “Risk Factors” in the short form prospectus and the registration statement on Form F-10, the Company’s Annual Information Form in respect of the year ended December 31, 2008 and the risk factors in the Management’s Discussion and Analysis for the year ended December 31, 2008. Forward-looking statements and information may be identified by terms such as “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project”, or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company’s forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

GLG Life Tech Corporation

Brian Meadows

Chief Financial Officer

+1 (604) 641-1368

+1 (604) 844-2830 (FAX)

Email: ir@glglifetech.com

Website: www.glglifetech.com